SEC FILE NUMBER: 000-51411
CUSIP NUMBER: 290928100 (Canada)

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K ☑ Form 20-F [   ]Form 11-K [   ] Form 10-Q   [   ]Form N-CSAR

For Period Ended: December 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I -- REGISTRANT INFORMATION

EMGOLD MINING CORPORATION

Full Name of Registrant

361869 B.C. Ltd., HLX Resources Ltd., Emperor Gold Corporation.

Former Name if Applicable

Suite 1400 – 570 Granville Street

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada  V6C 3P1

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The Registrant is unable to file the subject report within the prescribed time period because the Registrant has been unable to provide its Auditor and legal counsel with a final version of the 20-F in time for such external parties to complete a review of such report without incurring unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Rodrigo Romo

(604) 687-4622

(Name)

(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes [   ]No ________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ]Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMGOLD MINING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2009

     By:

_/s/ I. Rodrigo A. Romo, Corporate Secretary